JACKSON KELLY PLLC
                          1099 18th Street, Suite 2150
                             Denver, Colorado 80202
                            Telephone (303) 390-0003
                            Telecopier (303) 390-0177


                                  May 23, 2005

VIA EDGAR
---------
AND ORIGINAL FEDERAL EXPRESS
----------------------------

United States Securities and Exchange Commission
Mail Stop 4-5
450 5th Street N. W.
Washington, D.C. 20549

Attn:    Mellissa Campbell Duru
         Division of Corporation Finance

Re:      Natural Gas Services Group, Inc.
         Registration Statement on Form S-3
         File No. 333-122687

Dear Ms. Duru:

         This letter is being provided on behalf of Natural Gas Services Group, Inc. (the "Company") in connection with the Staff's comment letter dated March 9, 2005, regarding the above-referenced Registration Statement. We have been authorized to provide the responses below to the Staff's comment letter.


Comment
-------

     1. We direct your attention to Rule 3-12 of Regulation S-X regarding the age of financial statements at the effective date of a registration statement and Rule 3-01 of Regulation S-X. While in registration, please monitor your need to update the audited financial statements incorporated by reference to your registration statement. In this regard, please confirm whether or not you meet the requirements set forth in Rule 3-01(c) or Regulation S-X pertaining to your ability to include the financial statements specified in Rule 3-01(b) of Regulation S-X.

United States Securities and Exchange Commission
Mellissa Campbell Duru
May 23, 2005
Page 2



RESPONSE
--------

Acknowledged. The Form S-3 has been revised to incorporate by reference the Company's filing of its Report on Form 10-KSB for the year ended December 31, 2004, and its Report on Form 10-QSB for the period ended March 31, 2005. In addition, financial information presented in the amended registration statement has been updated through March 31, 2005. As the Form 10-KSB contains audited financial statements for the years ended December 31, 2004 and 2003, and the recently filed Form 10-QSB contains unaudited financial statements for the period ended March 31, 2005, the Company believes it meets the requirements of Rule 3-01.

Comment
-------

     2. Please identify in the Selling Shareholder table the natural persons who exercise voting and/or investment power of each listed entity. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

RESPONSE
--------

Complied with. The Company has added disclosure to the Selling Shareholder table in compliance with Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Publicly Available Telephone Interpretations.

Comment
-------

     3. Please identify any selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

RESPONSE
--------

The Company is aware of only one selling shareholder, Zenas N. Gurley, who is an affiliate of a registered broker-dealer. In early 2001, the Company completed a private placement of units comprised of 10% subordinated notes and warrants to purchase common stock. Berry-Shino Securities, Inc. acted as the placement agent on the transaction, and received warrants to purchase 61,570 shares of Company

United States Securities and Exchange Commission
Mellissa Campbell Duru
May 23, 2005
Page 3



common stock as part of the compensation it received for its investment banking services. As is customary with investment banking firms, Berry-Shino Securities, Inc. transferred the warrants to certain of it employees, including Mr. Gurley. Mr. Gurley is no longer employed with Berry-Shino Securities. As indicated in your comment, disclosure that a selling shareholder is an underwriter is not necessary if the shares were received as compensation for investment banking services. Thus, since the warrants were issued in connection with the investment banking services of Berry-Shino Securities, Inc., the Company does not believe any disclosure is necessary pursuant to your comment.

Comment
-------

     4. Delete the second paragraph. It does not appear appropriate to the Staff to reference qualifications, exceptions, etc. which are not specifically identified in the opinion.

RESPONSE
--------

Complied with. The legal opinion has been re-filed with the deletion you requested.


         Feel free to contact the undersigned with any questions you may have regarding this letter.

                                                             Very truly yours,

                                                             /S/ David A. Thayer

                                                             David A. Thayer
                                                             JACKSON KELLY PLLC

c:       Earl R. Wait, CFO, Natural Gas Services Group, Inc.